Note 5 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2015 through 2017. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,	Amount
2016	171,000
2017	20,000
	$ 191,000

Rental expense on the operating leases for the years ended December 31, 2015 and 2014 was approximately, $197,000 and $170,000, respectively.

Note 6 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $242,000 and $206,000 for the years ended December 31, 2015 and 2014, respectively.

Note 7 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are approximately as follows:

	2015	2014
Interest	$ 150	245
Income taxes	$ 22,846	20,054